UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

On August 15, 2024, SAI.TECH Global Corporation (the “Company”) announced that all shareholder proposals submitted for shareholder approval (the “Proposals”) have been duly adopted at its annual general meeting of shareholders held virtually at www.virtualshareholdermeeting.com/SAI2024 on August 13, 2024, as adjourned from August 6, 2024 (the “AGM”).

After the adoption of the Proposals, all corporate authorizations and actions contemplated thereunder were approved, including, among other things, that (i) Mr. Heung Ming Henry Wong was elected as a Class II Director, Chairman of the Audit Committee, member of the Compensation Committee and the Nominating & Corporate Governance Committee of the Company, (ii) Mr. Haotian Li was elected as a Class II Director, Chairman of the Compensation Committee, member of the Audit Committee and the Nominating & Corporate Governance Committee of the Company, (iii) the elections of Mr. Tianshi Yang as a Class III Director, Chairman of the Nominating & Corporate Governance Committee, member of the Audit Committee and the Compensation Committee of the Company were ratified, (iv) the Company’s Third Amended and Restated Memorandum and Articles of Association was approved, (v) the appointment of Audit Alliance LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2024 was approved, and (vi) the change of name of the Company to SAIHEAT Limited was approved.

The Company hereby submits this Current Report on Form 6-K to furnish, among others, (i) the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Exhibit 3.1 hereto, (ii) the voting results of the AGM as set forth in Exhibit 99.1 hereto, and (iii) a copy of the press release issued on August 15, 2024 to announce the results of AGM as set forth in Exhibit 99.2 hereto. For more details, please refer to exhibits to this Current Report on Form 6-K.

Exhibit Number	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Voting Results of 2024 Annual General Meeting of SAI.TECH Global Corporation
99.2	Press Release Dated August 15, 2024 – SAI.TECH Announces Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2024	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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